Andrew W. Limpert

Chief Executive Officer

Firefly Automatix, Inc.

1130 South 3800 West, Suite 100

Salt Lake City, Utah 84104

August 1, 2025

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mr. Mitchell Austin and Mr. Matthew Derby

Re:	Firefly Automatix, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 1, 2025
CIK No. 0001660851

Dear Mr. Austin and Mr. Derby:

We are in receipt of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated July 15, 2025 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) filed by Firefly Automatix, Inc. (the “Company”).

This letter is being submitted together with the Company’s Confidential Draft Submission No. 3 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), which reflects certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes. For your convenience, we are also providing by email a courtesy package that includes a copy of the Registration Statement that has been marked to show changes from the Draft Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

The Company confirms that it will publicly file the registration statements previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

Securities and Exchange Commission

August 1, 2025

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 1, 2025

Management’s Discussion and Analysis of Our Financial Condition and Results of Operations Company Overview, page 40

1.	We note your response to prior comment 3. Please provide us with your calculation of CAGR as of March 31, 2025. In this regard, please revise your disclosure to clearly explain how CAGR is being calculated.

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 40, and 52 of the Registration Statement to more fully describe the calculation of CAGR. As described in the Registration Statement, the Company calculates CAGR by taking the cumulative units sold as of June 30, 2025 (777), dividing it by the cumulative units sold as of December 31, 2016 (41), raising the result to the power of one divided by number of years in the measurement period (8.50), subtracting one, and then multiplying the result by 100 to obtain the percentage, as follows:

CAGR = (777/41)^(1/8.5) = 1.414 – 1 = .414 * 100 = 41.4%

Liquidity and Capital Resources Going Concern Analysis, page 48

2.	Please explain why you anticipate the cash required to service your debt to be between $765 to $1,175. In this respect, you disclose that the interest on the convertible debentures will continue to be accreted to the debentures’ principal outstanding and not paid in cash, and the debentures will be converted into shares of your commons stock at their respective maturity.

Response to Comment No. 2:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 48, F-8, and F-34 of the Registration Statement to clarify that the cash required to service the Company’s debt includes cash required to service outstanding notes payable and leases payable.

Critical Accounting Policies and Estimates, page 49

3.

Please clarify your response to prior comment 8 and revised disclosures that indicate the reference to a third-party appraiser (your page F-23) relates to fair market value appraisals solely in connection with the calculation of the number of shares issuable upon a cashless exercise of the warrants prior to the initial public offering, and not for accounting purposes. Explain how you considered the third-party appraisals in determining the fair market value of a share of your common stock.

Refer to Question 141.02 of Compliance and Disclosure Interpretations of the Securities Act Section. The answer to this question in part states “If the disclosure attributes a statement to a third party expert, the registrant must comply with the requirements of Securities Act Rule 436 with respect to such statement.” Alternatively, if true, consider disclosing that management “considered or relied in part upon a report of a third party expert, or provides similar disclosure that attributes the [fair values] figures to the registrant and not the third party expert, then there would be no requirement to comply with Rule 436.” Revise your disclosures in this section to explain the methods that management uses to determine the fair value of the common stock and the nature of the material assumptions involved. Your revised disclosure in this section should also explain the extent to which the estimates are considered highly complex and subjective. In addition, revise to disclose that the estimates will not be necessary to determine the fair value of your common stock once the underlying shares begin trading.

Response to Comment No. 3:

The Company respectfully acknowledges the Staff’s comment and notes that no third-party valuation has been performed relating to the cashless exercise provision of the warrants described on page F-23. The disclosure on page F-23 describes only the warrant holders’ right to such a valuation in the event of a cashless exercise prior the initial public offering. Because no warrant holder has requested such a valuation, the Company has not been required to obtain one and, therefore, no disclosure is required under Rule 436.

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Securities and Exchange Commission

August 1, 2025

Separately, the Company has revised the disclosure on page 49 to clarify that the Company engaged a valuation firm to assist management in confirming the fair value of the Company’s common stock for purposes of the accounting models used to determine the fair value accounting for the Company’s debentures and warrants in the Company’s financial statements and considered such valuation report in determining the fair value accounting for the debentures and warrants. While management reviewed and considered the third-party valuation firm’s report in connection with determining the accounting for the debentures and warrants, management is not attributing any statements to such third-party valuation firm. Therefore, in accordance with Securities Act Section 7 C&DI 141.02, no disclosure is required under Rule 436. The Company also expanded the discussion on page 49 of the methods used by the Company to determine the fair value of the Company’s common stock for purposes of calculating the fair value of outstanding warrants and debentures, including explaining the extent to which the estimates are considered highly complex and subjective and that estimates will not be necessary to determine the fair value of the Company’s common stock once the common stock begins trading.

Executive Compensation Executive Compensation Plans, page 68

4.	We note the revisions made in response to prior comment 10 and re-issue this comment in part. In this regard, your current disclosure states that the compensation committee is evaluating whether to authorize the company to enter into “new” employment agreements with your NEOs. Please revise to clarify whether you currently have employment agreements with your NEOs. If so, please revise to describe the material terms of these existing agreements and file them as exhibits.

Response to Comment No. 4:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 68 of the Registration Statement to reflect that the Company does not currently have employment agreements with its NEOs.

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Securities and Exchange Commission

August 1, 2025

Description of Capital Stock Convertible Debentures, page 75

5.	We note your response to prior comment 12. Describe how you considered that each of the Debentures issued on January 19, 2023 and July 25, 2024 contain a mandatory redemption provision stating that upon the consummation of a “Subsequent Financing,” the Company shall use 50% of the gross proceeds of such Subsequent Financing to redeem principal outstanding on all Debentures. Explain whether any of the net proceeds from the sale of shares in this offering will be used to redeem the principal outstanding on Debentures.

Response to Comment No. 5:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Registration Statement to clarify that the holders of the January 2023 Debentures and the July 2024 Debentures have waived the “Mandatory Redemption” provision with respect to the initial public offering.

6.	We note from your response to prior comment 13 that the automatic conversion of the July 2019 Debenture, April 2020 Debenture, and September 2020 Debenture will be subject to the beneficial ownership limitations on conversion of 4.99% of the outstanding common stock and, therefore, less than the entire balance of such debentures will convert in connection with the offering. We further note that ATW Partners may elect to increase its beneficial ownership limitation to 9.99%. Please explain whether the outstanding Debentures and Warrants remain convertible and exercisable into shares of your common after ATW Partners reaches the beneficial ownership limitation of 9.99%. Describe any changes to conversion and redemption features associated with the Debentures and exercise rights associated with the Warrants once ATW Partners reach the beneficial ownership limits.

Response to Comment No. 6:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 73 and 77 of the Registration Statement to clarify that if a holder’s beneficial ownership falls below the applicable beneficial ownership limitation, the holder could then exercise the Warrants or convert the Debentures, up to the applicable beneficial ownership limitation.

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Securities and Exchange Commission

August 1, 2025

Report of Independent Registered Public Accounting Firm, page F-3

7.	We note that, Moss Adams, your independent registered public accounting firm, merged with Baker Tilly US, LLP effective on June 3, 2025. We also note that the audit report in the Draft Registration Statement on Form S-1 submitted on April 23, 2025 was signed by Moss Adams and dated April 23, 2025. Please explain why the audit report in the Draft Submission No. 2 to the Draft Registration Statement on Form S-1 submitted on July 1, 2025 is now signed by Baker Tilly with the same April 23, 2025 report date. In this respect, explain why Baker Tilly signed the audit report when the merger was not effective until June 3, 2025, and clarify if it is the intent of Baker Tilly to assume responsibility for the prior audit work performed by Moss Adams.

Response to Comment No. 7:

The Company respectfully acknowledges the Staff’s comment and notes that Moss Adams LLP (“Moss Adams”) merged with Baker Tilly US, LLP effective on June 3, 2025. The combined audit practices operate as Baker Tilly US, LLP (“Baker Tilly”). Except for a limited number of specific engagements excluded from the transaction, all attest client relationships, and past and present engagements were assigned to Baker Tilly. To reflect the change from Moss Adam’s PCAOB registration to Baker Tilly’s PCAOB registration, Moss Adams resigned as the Company’s auditors and the Audit Committee of the Company’s Board of Directors approved the appointment of Baker Tilly, as the successor to Moss Adams, as the Company’s independent registered public accounting firm. Accordingly, Baker Tilly, as successor to the assigned engagement, signed the audit report included in the draft registration statement and assumes responsibility for the prior audit work performed by Moss Adams.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-14

8.	We note your response to prior comment 16. Please tell us whether your contracts include variable consideration including a right of return.

Response to Comment No. 8:

The Company respectfully acknowledges the Staff’s comment and notes that the Company’s contracts do not include variable consideration or a right of return. The Company has revised the disclosure on pages F-14 and F-37 of the Registration Statement to clarify the disclosure.

Note 12 Common Stock Purchase Warrants, page F-23

9.	We note your response to prior comment 22. Please clarify whether the contractual term, “grants any right to reprice” applies to both the Debentures and Warrants. Explain whether the contractual term, “grants any right to reprice” means a down round price adjustment may occur in these warrants because you modified the exercise or conversion price of a different previously issued financial instrument. If so, please revise your footnote to provide similar disclosure for this term.

Response to Comment No. 9:

The Company respectfully acknowledges the Staff’s comment and notes that the term “grants any right to reprice” applies to both the Convertible Debentures and the Common Stock Purchase Warrants. The following clarifying language was added to F-21, Note 11 – Convertible Debentures and F-23, Note 12 - Common Stock Purchase Warrants: This right to reprice means a down round price adjustment may occur in the warrants or debentures due to a modification of the exercise or conversion price of a different previously issued financial instrument.

The Company has carefully evaluated the anti-dilution provisions contained in its convertible debentures and common stock purchase warrants under the applicable guidance in ASC 815-40, including ASC 815-40-15-5D and related interpretive guidance. Each of the Company’s convertible debentures and warrants contains the following provision:

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Securities and Exchange Commission

August 1, 2025

“If, at any time while this Debenture or Warrant is outstanding, the Company or any Subsidiary, as applicable, sells or grants any option to purchase or grants any right to reprice, or otherwise disposes of or issues (or announces any sale, grant, or other disposition), any Common Stock or Common Stock Equivalents entitling any Person to acquire shares of Common Stock at an effective price per share that is lower than the then Conversion Price (the ‘Base Conversion Price’), then simultaneously with the consummation (or, if earlier, the announcement) of each Dilutive Issuance, the Conversion Price shall be reduced to equal the Base Conversion Price.”

In evaluating the impact of this provision, the Company referred to authoritative guidance and interpretive materials, including KPMG’s Debt and Equity Financing Handbook, specifically Question 8.8.170 (page 816). This guidance distinguishes between anti-dilution adjustments that result from:

a. The issuance of common stock below the then-current strike price, and

b. The issuance of equity-linked instruments with strike prices below the then-current strike price (both of which may qualify as down-round features),

versus:

c. Adjustments triggered by the modification of an existing equity-linked instrument’s strike price—not a new issuance—which does not meet the definition of a down-round feature under ASC 815-40.

The Company interprets the phrase (contained in the executed documents) “grants any right to reprice” to include the possibility that the conversion or exercise price of one instrument may be adjusted due to a modification of another previously issued financial instrument or a financial instrument issued in the future. As this adjustment would be triggered by a modification and not a new issuance of stock or stock equivalents, the Company concludes that this provision does not meet the definition of a down-round feature as provided in ASC 815-40-15-5D and the Master Glossary of the Codification.

Accordingly, because the adjustment provision is not tied to a new issuance and is based on a separate contractual modification, the Company has concluded that its common stock purchase warrants are not indexed to its own stock and, as such, should be classified as liabilities in accordance with the indexation guidance in ASC 815-40.

Item 15. Recent Sales of Unregistered Securities, page II-2

10.	Your revised disclosure in response to prior comment 25 indicates that in December 2024, you issued an aggregate of 584,281 shares of common stock, comprised of 425,841 shares issued on December 2, 2024 and 158,440 shares issued on December 31, 2024, and from August 16, 2023 to June 30, 2024, you issued 472,726 shares of common stock. Please reconcile this with your disclosures on page F-24 that indicate you issued 196,153 and 584,281 common stock shares in 2024 and 271,573 common stock shares in 2023. That is, your disclosure in this section appears to include the issuance of an additional 5,000 shares of common stock.

Response to Comment No. 10:

The Company respectfully acknowledges the Staff’s comment and notes that the disclosure on page II-2 has been corrected to remove the additional 5,000 shares of common stock.

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Securities and Exchange Commission

August 1, 2025

Please contact the Company’s counsel, David F. Marx, of Dorsey & Whitney LLP, at (801) 933-7363 if you have any questions with respect to this letter.

Very truly yours,

firefly automatix, inc.

/s/ ANDREW W. LIMPERT
Andrew W. Limpert
Chief Executive Officer

cc:	David F. Marx

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